January 9, 2018

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:     Actuant Corporation
Comment Letter dated December 19, 2017
Form 10-K for Fiscal Year Ended August 31, 2017 - Filed October 26, 2017
File No. 1-11288

Dear Mr. O’Brien:

Actuant Corporation, a Wisconsin corporation (the “Company”), hereby submits the following responses to the comments in your letter dated December 19, 2017 (the “Comment Letter”) with respect to the above referenced filing. For convenience, each of the Staff’s comments is reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year Ended August 31, 2017

Financial Statements, page 28

Note 1- Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 36

1.
We note your revenue recognition policy now states that you utilize the percentage of completion method for highly custom product sales with a project duration greater than three months and exceeding a value of approximately $0.5 million and the completed contract method for long-term contracts that do not meet these criteria. Please tell us if this is a change in policy from previous years and the amount of revenue recognized under each of these methods for each period presented.

Response: Our disclosure related to utilization of the percentage of completion method (POC) for highly custom product sales with a project duration greater than three months and exceeding a value of approximately $0.5 million does not represent a change in policy from previous years. POC has been utilized by the Company for many years. Rather, the inclusion of this disclosure in fiscal 2017 was motivated by our ongoing assessment of the future impact of adopting ASU 2014-09, Revenue from Contracts With Customers (first applicable for the Company’s fiscal 2019). While not expected to be significant to the Company as a whole, we anticipate our current use of POC to be different (in some cases) under the new guidance. Considering this potential future impact upon adoption, we thought it appropriate to clarify our use of POC in our broader revenue recognition disclosure in fiscal 2017.

The amount of revenue recognized under POC for fiscal years 2017, 2016, and 2015 was $25 million, $55 million, and $51 million, respectively. This represents approximately 4% of consolidated total revenue over the same time period (in aggregate). The sequential decline in revenue recognized under POC is due to the combination of declining oil & gas market conditions over this timeframe and a discrete large project in fiscal 2016.

Actuant defines “long-term” contracts for highly custom product sales to be those with a project/manufacturing duration of a few months to 18 months. The vast majority of Actuant’s long-term contracts for highly custom product sales are recognized under POC. As a result, the value of long-term contracts for highly custom product sales (under Actuant’s definition) recognized under the completed contract method is clearly insignificant or immaterial. The Company’s use of various thresholds (i.e. three month project duration and approximately $0.5 million) represents a policy election established for administrative ease, efficiency, and a reduction in accounting complexity for a small number of projects falling outside these thresholds. Because the Company does not track these smaller projects across its diverse businesses, specific quantification of the amount recognized under the completed contract method is not practical for the requested timeframe.

Note 5 - Divestiture Activities, page 40

2.
We note your disclosure that you anticipate incurring additional disposal charges of approximately $15- $20 million in 2018. Please tell us the nature of these charges, and why it is appropriate to record them in 2018. Further, confirm whether or not you had any goodwill recorded at August 31, 2017 related to Viking. In this regard, we note you recorded goodwill charges in 2016 related to Viking, but you did not appear to record any impairment charges in 2017 related to goodwill. No such charges appear to be included in the $117 million impairment and disposal charges recorded in the fourth quarter.

Response: The remaining $15-20 million in after-tax impairment and divestiture charges to be recognized in fiscal 2018 are comprised of three items as follows:

a.
Facility Exit Charges ($5 - $6 million) - The Company is party to a number of real estate leases for properties that will become idle as a result of divesting the Viking operations. We do not anticipate being able to sublease any of these properties given market conditions and the state of the oil & gas industry in the areas in which they are located. As of August 31, 2017, the Company continued to occupy and utilize these properties and continued to do so until closing of the transaction effective December 1, 2017. As a result of this continuing use and occupancy, we were unable to accrue such amounts as of August 31, 2017 and will instead recognize such amounts in our second quarter of fiscal 2018 (upon transaction closing which equates to the cease-use date). This treatment is consistent with ASC 420-10, Exit or Disposal Cost Obligations.

b.
Income Taxes ($9 - $11 million) - This amount represents the remaining net deferred tax assets associated with the Viking business as of August 31, 2017. Such deferred tax assets relate primarily to book to tax differences resulting from the impairment of fixed assets (recorded for book purposes) in fiscal 2017. The reduction in value to the tax basis of these same assets is not recognized for tax purposes until transaction closing effective December 1, 2017. As a result, such charges were not recorded at August 31, 2017 and will instead be realized in our second quarter of fiscal 2018 (upon transaction closing). This treatment is consistent with ASC 740-10, Income Taxes.

c.
Other ($1 - $3 million) - Amounts estimated (for disclosure purposes) as of August 31, 2017 to account for potential changes in estimates related to future proceeds to be received (subject to closing provisions), eventual costs to sell, net book value of net assets upon closing, changes in foreign currency exchange rates, and other miscellaneous charges related to the transaction upon closing. Such amounts were not recorded as of August 31, 2017 as these amounts represent disclosure-only estimates of potential changes in the subsequent period to amounts recorded as of August 31, 2017.

Additionally, we confirm that we did not have any recorded goodwill (or intangible asset) balances related to Viking as of August 31, 2017. All goodwill (and intangible assets) associated with the 2013 acquisition of Viking were written off in connection with the impairments recorded in both fiscals 2015 and 2016.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly at 262-293-1777, or Robert Wrocklage, Corporate Controller, at 262-293-1612.

Very truly yours,

/s/ Rick T. Dillon

Rick T. Dillon
Executive Vice President and Chief Financial Officer